American Telecom Services, Inc.

2466 Peck Road

City of Industry, California 90601

January 31, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Telecom Services, Inc.
Registration Statement on Form S-1
File No. 333-129361

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, the undersigned hereby requests acceleration of the effective date of its Registration Statement on Form S-1, as amended, under said Act (Registration No. 333-129361), so that the same will be declared effective on February 1, 2006 at 10:30 a.m., Washington, D.C. time, or as soon thereafter as practicable.

Very truly yours,

American Telecom Services, Inc.

By: /s/ Lawrence Burstein

      Lawrence Burstein

      Chairman